UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 1-15256

BRASIL TELECOM S.A.

(Exact Name as Specified in its Charter)

Brazil Telecom Company

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒             Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐              No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐              No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐              No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33 3 0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Brasil Telecom S.A., pursuant to the provisions of art. 12, paragraph 6, of CVM Instruction No. 358/02, discloses that it has received the following communication from Credit Suisse Hedging-Griffo Asset Management S.A. and Credit Suisse Hedging-Griffo Serviços Internacionais S.A., in their role as managers of non-resident investors and investment funds:

“CREDIT SUISSE HEDGING-GRIFFO ASSET MANAGEMENT S.A., registered in the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 68.328.632/0001-12 and CREDIT SUISSE HEDGING-GRIFFO SERVIÇOS INTERNACIONAIS S.A., registered in the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 06.073.922/0001-05 (together, “CSHG”), NOTIFY the market in general that non-resident investors and investment funds managed by CSHG (“CSHG Funds”) have attained a significant participation of 5.01% of the total preferred shares issued by Brazil Telecom S.A., equivalent to 20,024,605 preferred shares of this kind. It must be noted that CSHG does not intend, with this acquisition, to alter the control or administrative structure of the company nor is CSGH a party to any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the company. In addition, CSHG discloses that the investment funds managed by CSHG hold 866,300 common shares issued by the company, equivalent to 0.43% of the total issued shares of this kind. Sincerely, CREDIT SUISSE HEDGING-GRIFFO ASSET MANAGEMENT S.A. CREDIT SUISSE HEDGING-GRIFFO SERVIÇOS INTERNACIONAIS S.A.”

Rio de Janeiro, August 18, 2011.

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2011

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer